March 12, 2025

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
777 Hornby Street, Suite 600
Vancouver, A1, V6Z 1S4

       Re: ZenaTech, Inc.
           Schedule 13D filed January 21, 2025 by Shaun Passley
           File No. 005-94804
Dear Shaun Passley:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 21, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       September 30, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 30, 2024 event date, the Schedule 13D submitted on January 21, 2025 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
2.     We noticed the disclosure provided under Item 2 that indicated the
Schedule 13D was
       "filed on behalf of [the Reporting Persons] pursuant to the listing of the Issuer's common shares on the Nasdaq Capital Market." The date of the Issuer's Form 8-A that registered the subject class of equity is September 26, 2024. The date of event that required the filing of the Schedule 13D, as disclosed on the cover page of the
       Schedule 13D, however, was September 30, 2024. Please advise us how this date of
 March 12, 2025
Page 2

       event was determined, and separately advise us why it appears to have been identified as the date that necessitated the filing of the above-captioned Schedule 13D.
Item 5, page 1

3.     We note your disclosure in Item 5(c) that "[n]one of the Reporting
Persons has
       effected any other transactions in the Issuer's common shares within the past 60 days, except that Dr. Passley sold 45,447 common shares on or about January 3, 2025 pursuant to Rule 144." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule
       13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c)
       requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit;
       and (5) where and how the transaction was effected."
        We remind you that the filing persons are responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions